

Mail Stop 3561

December 22, 2005

Samuel M. Skipper, President
Samurai Energy Corp.
11757 Katy Freeway Suite 1300
Houston, TX 77079

> **Re:** **Samurai Energy Corp.**
> **Item 4.01 Form 8-K**
> **Filed December 21, 2005**
> **File No. 033-27651**

Dear Mr. Skipper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Paragraph 1(i) of your disclosure states that your former accountants were dismissed. The letter dated December 20, 2005 from the former accountants states that they chose not to stand for reappointment as your auditors. Please revise to provide consistent information in your Form 8-K.

Paragraph 1(ii) of your disclosure states that the financial statements prepared by your former accountants contained an opinion stating "concerns about the company's ability to continue as a going concern". Please tell us when this audit opinion was issued as the report dated August 19, 2005 that is included in the Form 10-KSB/A filed on September 23, 2005 does not express this concern.

Please clarify to us supplementally why you did not discuss all of the items addressed in Item 304(a)(2)(i) in your disclosure.

We note your disclosure in paragraph 2(iv) stating that you did not contact the new accountants prior to July 29, 2005 regarding any matter that was a reportable event. Since you state that the new accountants were engaged on December 8, 2005, it appears that there were possibly reportable events after July 29, 2005. Please revise your filing to clarify this matter. If necessary, revise to provide the information required by Item 304(a)(1)(iv)(B) of Regulation S-B regarding any reportable event (i.e., internal control weaknesses, etc.) that the former accountant advised the registrant of during the two most recent fiscal years and subsequent interim period through the date of termination. Disclose also the information required by Item 304(a)(1)(iv)(C)-(E) of Regulation S-B.

Please ask that the former accountants revise their Exhibit 16 to state whether they agree with the Item 304 disclosures in your Form 8-K. Also, Exhibit 16 should be excluded from the body of the Form 8-K and filed as an exhibit.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Babette Cooper at (202) 551-3396.

Sincerely,

Babette Cooper
Staff Accountant